UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

ENTELLUS MEDICAL, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

29363K 105

(CUSIP Number)

Denise Marks SVLSF IV, LLC One Boston Place, Suite 3900 201 Washington Street Boston, MA 02108 (617) 367-8100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 7, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 29363K 105

1.	Name of Reporting Person: SVLSF IV, LLC
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 1,841,919 (1)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 1,841,919 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,841,919 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 7.2% (2)
14.	Type of Reporting Person: OO

(1)	Voting and investment power of the securities is delegated to SVLSF IV, LLC, the general partner of SV Life Sciences Fund IV (GP), L.P., which is the general partner of each of SV Life Sciences Fund IV, L.P. and SV Life Sciences Fund IV Strategic Partners, L.P.
(2)	Percentage calculated using a denominator of 25,478,820 shares of Common Stock of Issuer outstanding as of December 1, 2017.

CUSIP No.: 29363K 105

1.	Name of Reporting Person: SV Life Sciences Fund IV (GP), L.P.
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 1,841,919 (1)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 1,841,919 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,841,919 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 7.2% (2)
14.	Type of Reporting Person: PN

CUSIP No.: 29363K 105

1.	Name of Reporting Person: SV Life Sciences Fund IV, L.P.
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 1,791,070 (1)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 1,791,070 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,791,070 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 7.0% (2)
14.	Type of Reporting Person: PN

CUSIP No.: 29363K 105

1.	Name of reporting person: SV Life Sciences Fund IV Strategic Partners, L.P.
2.	Check the appropriate box if a member of group (see instructions): (a) ☐ (b) ☐
3.	SEC use only:
4.	Source of funds: OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power: 0
	8.	Shared voting power: 50,849 (1)
	9.	Sole dispositive power: 0
	10.	Shared dispositive power: 50,849 (1)
11.	Aggregate amount beneficially owned by each reporting person: 50,849 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares: ☐
13.	Percent of class represented by amount in Row (11): 0.2% (2)
14.	Type of reporting person: PN

CUSIP No.: 29363K 105

1.	Name of Reporting Person: ILSF III, LLC
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 1,114,537 (3)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 1,114,537 (3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,114,537 (3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 4.4% (2)
14.	Type of Reporting Person: OO

(3)	Voting and investment power of the securities is delegated to ILSF III, LLC, the general partner of International Life Sciences Fund III (GP), L.P., which is the general partner of each of International Life Sciences Fund III (LP1), L.P., International Life Sciences Fund III Co-Investment, L.P. and International Life Sciences Fund III Strategic Partners, L.P.

CUSIP No.: 29363K 105

1.	Name of Reporting Person: International Life Sciences Fund III (GP), L.P.
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 1,114,537 (3)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 1,114,537 (3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,114,537 (3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 4.4% (2)
14.	Type of Reporting Person: PN

CUSIP No.: 29363K 105

1.	Name of Reporting Person: International Life Sciences Fund III (LP1), L.P.
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 1,091,166 (3)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 1,091,166 (3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,091,166 (3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 4.3% (2)
14.	Type of Reporting Person: PN

CUSIP No.: 29363K 105

1.	Name of reporting person: International Life Sciences Fund III Co-Investment, L.P.
2.	Check the appropriate box if a member of group (see instructions): (a) ☐ (b) ☐
3.	SEC use only:
4.	Source of funds: OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power: 0
	8.	Shared voting power: 12,947 (3)
	9.	Sole dispositive power: 0
	10.	Shared dispositive power: 12,947 (3)
11.	Aggregate amount beneficially owned by each reporting person: 12,947 (3)
12.	Check if the aggregate amount in Row (11) excludes certain shares: ☐
13.	Percent of class represented by amount in Row (11): 0.1%
14.	Type of reporting person: PN

CUSIP No.: 29363K 105

1.	Name of reporting person: International Life Sciences Fund III Strategic Partners, L.P.
2.	Check the appropriate box if a member of group (see instructions): (a) ☐ (b) ☐
3.	SEC use only:
4.	Source of funds: OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power: 0
	8.	Shared voting power: 10,424 (3)
	9.	Sole dispositive power: 0
	10.	Shared dispositive power: 10,424 (3)
11.	Aggregate amount beneficially owned by each reporting person: 10,424 (3)
12.	Check if the aggregate amount in Row (11) excludes certain shares: ☐
13.	Percent of class represented by amount in Row (11): 0.0% (2)
14.	Type of reporting person: PN

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on February 3, 2015 and amended by Amendment No. 1 filed with the Commission on January 31, 2017 (as amended, the “Original Schedule”), to report the execution and delivery of the Voting Agreement described in Item 4 below. Except as specifically amended by this Amendment No. 2, each Item of the Original Schedule remains unchanged. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule.

Item 1.	Security and Issuer

This Amendment No. 2 relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Entellus Medical, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive office is located at 3600 Holly Lane North, Suite 40, Plymouth, Minnesota 55447.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule is hereby amended to add the following:

On December 7, 2017, the Issuer, entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Stryker Corporation, a Michigan corporation (“Stryker”), and Explorer Merger Sub Corp., a Delaware corporation and wholly owned subsidiary of Stryker (“Merger Sub”). The Merger Agreement provides that, upon the terms and subject to the satisfaction or waiver of the conditions set forth therein, Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving corporation and a wholly owned subsidiary of Stryker. Pursuant to the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”) and as a result of the Merger, each share of common stock of the Issuer issued and outstanding immediately prior to the Effective Time (other than shares held by the Issuer, Stryker, any subsidiary of Stryker or a stockholder who properly exercises and perfects appraisal of his, her or its shares under Delaware law) will be converted into the right to receive $24.00 in cash, without interest (the “Merger Consideration”).

Concurrently with entering into the Merger Agreement, Reporting Persons SV Life Sciences Fund IV, L.P., SV Life Sciences Fund IV Strategic Partners, L.P., International Life Sciences Fund III (LP1), L.P., International Life Sciences Fund III Co-Investment, L.P. and International Life Sciences Fund III Strategic Partners, L.P. (the “Signatories”) entered into a Voting Agreement with Stryker (the “Voting Agreement”) pursuant to which, among other things and subject to the terms and conditions therein, they agreed to vote their shares of the Issuer’s common stock in favor of the adoption of the Merger Agreement and the transactions contemplated thereby, including the Merger, and against any alternative proposal. In addition, the Signatories waived appraisal rights and provided an irrevocable proxy to Stryker to vote in favor of the Merger, including by voting for the adoption of the Merger Agreement. The Voting Agreement terminates upon the earliest to occur of (i) mutual consent by the relevant stockholder and Stryker; (ii) the termination of the Merger Agreement in accordance with its terms; (iii) the Effective Time; (iv) the Issuer’s board of directors changes its recommendation that the Issuer’s stockholders adopt the Merger Agreement in accordance with the terms of the Merger Agreement; and (v) in the event the Merger Agreement is amended without the prior written consent of a stockholder party to a Voting Agreement and such amendment, among other things, decreases the amount or changes the form of Merger Consideration or otherwise is materially adverse to such stockholder relative to the other stockholders of the Issuer.

Based on the execution of the Voting Agreement, the Reporting Persons and Stryker may be deemed to have formed a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. Other than the Common Stock reported in Item 5 of this report, the Reporting Persons expressly disclaim beneficial ownership of Issuer securities which may be beneficially owned by Stryker.

The foregoing description of the Merger Agreements does not purport to be complete and is qualified in its entirety by reference to the form 8-K filed by the Issuer on December 7, 2017 disclosing the foregoing. The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement, which is filed as Exhibit 99.8 hereto and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer -

Item 5 of the Original Schedule is hereby amended and restated in its entirety as set forth below.

(a) The aggregate percentage of Common Stock reported owned by Reporting Persons is based upon 25,478,820 shares of Common Stock outstanding, which is based on information provided by the Issuer as of December 1, 2017. The Common Stock is owned by the Reporting Persons as follows:

(i) Fund IV GP and SVLS General Partner may each be deemed to beneficially own, in the aggregate, 1,841,919 shares of Common Stock, constituting approximately 7.2% of the Common Stock outstanding. As of the close of business on December 7, 2017, (a) Fund IV owned directly 1,791,070 shares of Common Stock, constituting approximately 7.0% of the Common Stock outstanding; and (b) Fund IV Strategic owned directly 50,849 shares of Common Stock, constituting approximately 0.2% of the Common Stock outstanding.

Fund IV GP, the general partner of Fund IV and Fund IV Strategic, may be deemed to beneficially own the shares held by Fund IV and Fund IV Strategic. Fund IV GP disclaims beneficial ownership of shares held by Fund IV and Fund IV Strategic except to the extent of any pecuniary interest therein.

SVLS General Partner, the general partner of Fund IV GP, may be deemed to beneficially own the shares held by Fund IV and Fund IV Strategic. SVLS General Partner disclaims beneficial ownership of shares held by the Fund IV Entities except to the extent of any pecuniary interest therein.

The investment committee of SVLS General Partner, comprised of the members as set forth on Schedule A hereto, controls voting and investment decisions over the Issuer’s shares held by Fund IV Entities by a majority vote. As such, no member of the investment committee of SVLS General Partner may be deemed to have any beneficial ownership of the Fund IV Shares.

(ii) Fund III GP and ILSF General Partner may each be deemed to beneficially own, in the aggregate, 1,114,537 shares of Common Stock, constituting approximately 4.4% of the Common Stock outstanding. As of the close of business on December 7, 2017, (a) ILSF LP1 owned directly 1,091,166 shares of Common Stock, constituting approximately 4.3% of the Common Stock outstanding; (b) ILSF Co-Invest owned directly 12,947 shares of Common Stock, constituting approximately 0.1% of the Common Stock outstanding; and (c) ILSF Strategic owned directly 10,424 shares of Common Stock, constituting approximately 0.0% of the Common Stock outstanding.

Fund III GP, the general partner of ILSF LP1, ILSF Co-Invest and ILSF Strategic, may be deemed to beneficially own the shares held by ILSF LP1, ILSF Co-Invest and ILSF Strategic. Fund III GP disclaims beneficial ownership of shares held by ILSF LP1, ILSF Co-Invest and ILSF Strategic except to the extent of any pecuniary interest therein.

ILSF General Partner, the general partner of Fund III GP, may be deemed to beneficially own the shares held by ILSF LP1, ILSF Co-Invest and ILSF Strategic. ILSF General Partner disclaims beneficial ownership of shares held by the Fund III Entities except to the extent of any pecuniary interest therein.

The investment committee of ILSF General Partner, comprised of the members as set forth on Schedule A hereto controls voting and investment decisions over the Issuer’s shares held by Fund III Entities by a majority vote. As such, no member of the investment committee of ILSF General Partner is deemed to have any beneficial ownership of the Fund III.

(b) Each of the Reporting Persons has shared voting and shared dispositive power with respect to all of the shares of Common Stock that the Reporting Person beneficially owns. (i) Voting and investment power over the shares of Common Stock beneficially owned by Fund IV Entities has been delegated to Fund IV GP. Fund IV GP has delegated voting and investment decisions to SVLS General Partner, which, in turn, has delegated such decisions to an investment committee comprised of the members as set forth on Schedule A hereto. (ii) Voting and investment power over the shares of Common Stock beneficially owned by Fund III Entities has been delegated to Fund III GP. Fund III GP has delegated voting and investment decisions to ILSF General Partner, which, in turn, has delegated such decisions to an investment committee comprised of the members as set forth on Schedule A hereto. (iii) Each Reporting Person disclaims beneficial ownership of the securities except to the extent of any respective pecuniary interest therein, as described in Item 5(a).

(c) None of the persons on Schedule A hereto has effected any transactions in the Common Stock or other equity security of the Issuer during the last 60 days.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the beneficially owned Common Stock.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule is hereby amended to include the following paragraph at the end thereof:

The description of the Voting Agreement in Item 4 is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Original Schedule is hereby amended to add the following exhibit:

Exhibit No.	Description

99.8	Form of Voting Agreement, dated as of December 7, 2017, by and between Stryker Corporation and the applicable stockholder of Entellus Medical, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 11, 2017	SVLSF IV, LLC By: /s/ Denise Marks, Member Signature of Reporting Person

Dated: December 11, 2017	ILSF III, LLC; By: /s/ Denise Marks, Member Signature of Reporting Person

Dated: December 11, 2017	International Life Sciences Fund III (GP), L.P.; By: ILSF III, LLC, its General Partner; By: /s/ Denise Marks, Member Signature of Reporting Person

Dated: December 11, 2017

International Life Sciences Fund III (LP1), L.P.; By: International Life Sciences Fund III (GP), L.P., its General Partner; By: ILSF III, LLC, its General Partner;

By: /s/ Denise Marks, Member

Signature of Reporting Person

Dated: December 11, 2017

International Life Sciences Fund III Co-Investment, L.P.; By: International Life Sciences Fund III (GP), L.P., its General Partner; By: ILSF III, LLC, its General Partner;

By: /s/ Denise Marks, Member

Signature of Reporting Person

Dated: December 11, 2017

International Life Sciences Fund III Strategic Partners, L.P.; By: International Life Sciences Fund III (GP), L.P., its General Partner; By: ILSF III, LLC, its General Partner;

By: /s/ Denise Marks, Member

Signature of Reporting Person

Dated: December 11, 2017	SV Life Sciences Fund IV (GP), L.P.; By: SVLSF IV LLC, its General Partner; By: /s/ Denise Marks, Member Signature of Reporting Person

Dated: December 11, 2017

SV Life Sciences Fund IV Strategic Partners, L.P.; By: SV Life Sciences Fund IV (GP), L.P., its General Partner; By: SVLSF IV, LLC, its General Partner; By: /s/ Denise Marks, Member

Signature of Reporting Person

Dated: December 11, 2017	SV Life Sciences Fund IV, L.P.; By: SV Life Sciences Fund IV (GP), L.P., its General Partner; By: SVLSF IV, LLC, its General Partner; By: /s/ Denise Marks, Member Signature of Reporting Person

Signature Page to Schedule 13D/A

Schedule A

Information regarding the members of the investment committees of SVLSF IV, LLC and ILSF III, LLC.

SVLSF IV, LLC

Name, Title	Address	Principal Occupation	Citizenship

James Garvey	c/o SV Life Sciences, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108	Chairman Emeritus; International life sciences venture capital investments	USA

Kate Bingham	c/o SV Life Sciences, 71 Kingsway, London WC2B 6ST United Kingdom	Managing Partner; International life sciences venture capital investments	United Kingdom

Eugene D. Hill, III	c/o SV Life Sciences, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108	Managing Partner; International life sciences venture capital investments	USA

Michael Ross	c/o SV Life Sciences, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108	Managing Partner; International life sciences venture capital investments	USA

ILSF III, LLC

Name, Title	Address	Principal Occupation	Citizenship
James Garvey	c/o SV Life Sciences, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108	Chairman Emeritus; International life sciences venture capital investments	USA

Kate Bingham	c/o SV Life Sciences, 71 Kingsway, London WC2B 6ST United Kingdom	Managing Partner; International life sciences venture capital investments	United Kingdom

Eugene D. Hill, III	c/o SV Life Sciences, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108	Managing Partner; International life sciences venture capital investments	USA

ILSF III, LLC

Name, Title	Address	Principal Occupation	Citizenship
Michael Ross	c/o SV Life Sciences, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108	Managing Partner; International life sciences venture capital investments	USA